April 18, 2024

Mr. Patrick Kuhn

Mr. Rufus Decker

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SUPER HI INTERNATIONAL HOLDING LTD. (CIK No. 0001995306)

Response to the Staff’s Comments on the Amendment No.3 to Draft Registration Statement on Form F-1 Confidentially Submitted on April 9, 2024

Dear Mr. Patrick Kuhn and Mr. Rufus Decker:

On behalf of our client, SUPER HI INTERNATIONAL HOLDING LTD., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 11, 2024 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on April 9, 2024 (the “Amendment No.3 to Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further revised draft registration statement on Form F-1 (the “Amendment No.4 to Draft Registration Statement”) to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.4 to Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.4 to Draft Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-1

Consolidated Financial Statements

Note 31. Share Capital of the Company / Combined Capital of Subsidiaries, page F-51

1.	Please provide a reconciliation of the number of shares outstanding at the beginning and at the end of each period presented. Refer to paragraph 79 of IAS 1. Also, revise your disclosures to reconcile the statement on page F-52 that shares held under the share award scheme were presented as treasury shares (i.e., issued, but not outstanding) and your statement on page 8 that the 61,933,000 ordinary shares issued to the ESOP Platforms are included in ordinary shares issued and outstanding as of the date of this prospectus. Also, tell us and disclose the current status of the shares held under the share award scheme, including whether they have been allocated to participants, and if so, disclose the allocation date(s) and terms, along with the share-based compensation amount to be recorded and the period(s) over which it will be recorded.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-51 and F-52 of the Amendment No.4 to Draft Registration Statement. Shares held under Share Award Scheme are considered legally issued and outstanding under the Cayman Islands law and are therefore reflected in the roll forward of outstanding ordinary shares. However, as these shares are accounted for as treasury shares under International Financial Reporting Standards, these treasury shares are excluded from the weighted average number of ordinary shares for the purpose of calculation of (loss) earnings per share. Please refer to pages 129 and 130 on the status of the shares held under the share award scheme.

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If you have any questions regarding the Amendment No.4 to Draft Registration Statement, please contact Mengyu Lu by phone at +852 3761 3421 or via e-mail at mengyu.lu@kirkland.com; Ming Kong by phone at +852 3761 3578 or via e-mail at ming.kong@kirkland.com; Samantha Peng by phone at +852 3761 3423 or via e-mail at samantha.peng@kirkland.com; or Kong Lai San, partner at Deloitte & Touche LLP, by telephone at +65 6531 5068 or via email at lakong@deloitte.com. Deloitte & Touche LLP is the independent registered public accounting firm of the Company.

Sincerely,

/s/ Mengyu Lu
Mengyu Lu

Enclosures

cc:	Ping Shu, Director and Chairman, SUPER HI INTERNATIONAL HOLDING LTD.
Cong Qu, Financial Director, SUPER HI INTERNATIONAL HOLDING LTD.
Ming Kong, Esq., Partner, Kirkland & Ellis International LLP
Samantha Peng, Esq., Partner, Kirkland & Ellis International LLP
Ashlee Wu, Esq., Partner, Kirkland & Ellis International LLP
Kong Lai San, Partner, Deloitte & Touche LLP
Raymond Li, Esq., Partner, Paul Hastings, LLP
Chris DeCresce, Esq., Partner, Paul Hastings, LLP

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